Exhibit 99.1

Immutep and Dr. Reddy’s enters into Strategic Collaboration for Commercialisation of an Innovative Oncology Drug, Eftilagimod Alfa

•	Dr. Reddy’s receives exclusive rights to develop and commercialise Eftilagimod Alfa in all countries outside North America, Europe, Japan, and Greater China

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Under the terms, Immutep to receive upfront payment of USD 20 million (~AUD 30.2 million) and is also eligible to receive potential regulatory development and commercial milestone payments of up to USD 349.5 million (~AUD 528.4 million), plus double-digit royalties on commercial sales

Sydney, Australia/Hyderabad, India - December 08, 2025 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a late-stage immunotherapy company targeting cancer and autoimmune diseases and Dr. Reddy’s Laboratories Ltd., (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY, and along with its subsidiaries, hereafter referred to as “Dr. Reddy’s”), today announced that their respective wholly-owned subsidiaries, Immutep SAS and Dr. Reddy’s Laboratories SA, have entered into a strategic collaboration and exclusive licensing agreement for the development and commercialisation of Eftilagimod Alfa (efti) in all countries outside North America, Europe, Japan, and Greater China.

Efti is Immutep’s first-in-class novel immunotherapy that directly activates the immune system to fight cancer, which is under evaluation in TACTI-004 (KEYNOTE-F91), a registrational Phase III trial for the first-line therapy of advanced or metastatic non-small cell lung cancer. Efti is also being investigated in other indications including head & neck cancer, breast cancer, and soft tissue sarcoma.

The terms of the licensing agreement provide Immutep with significant milestones and preserves its ability to capture material future upside in the licensed markets as efti advances commercially. Further, Immutep holds the global manufacturing rights to the product across all markets and will supply the product to Dr. Reddy’s in the licensed markets, while Immutep retains all rights to the product in the key pharmaceutical markets, including North America, Europe, and Japan.

Additionally, as per the agreement, Immutep will receive from Dr. Reddy’s an upfront payment of USD 20 million (~AUD 30.2 million). It is also eligible to receive potential regulatory development and commercial milestone payments of up to USD 349.5 million (~AUD 528.4 million), plus double-digit royalties on commercial sales in these markets.

“This collaboration marks our continuous efforts to deliver first-in-class and innovative therapies for cancer treatment. Efti is a novel immunotherapy with the potential to set a new standard of care in combination with pembrolizumab (Keytruda®) and chemotherapy as first-line therapy for non-small cell lung cancer. Its broad potential extends to other major cancers across multiple stages of disease. Through this agreement, we look forward to leveraging our expertise and strong market access to advance the development and commercialization of this promising cancer therapy in the licensed markets,” stated M.V. Ramana, CEO – Branded Markets (India & Emerging Markets), Dr. Reddy’s.

“This agreement with Dr. Reddy’s marks a significant milestone for Immutep and further validates the potential of efti. Dr. Reddy’s proven capabilities and reach in the licensed markets make them an ideal partner to maximise the impact of our innovation and serve a large number of patients across the globe. Additionally, this partnership allows us to capture significant value for efti in the licensed markets, while retaining full rights in key markets such as North America, Europe, and Japan, and ensures we remain very well-positioned for future value creation,” said Marc Voigt, CEO of Immutep.

About Eftilagimod Alfa (Efti):

Efti is a first-in-class soluble LAG-3 protein and MHC Class II agonist delivered subcutaneously that uniquely activates antigen-presenting cells or APCs (e.g., dendritic cells, monocytes) via major histocompatibility complex (MHC) class II ligands. As an MHC Class II agonist, its activation of APCs engages the adaptive and innate immune system to initiate a broad anti-cancer immune response. This includes priming and activating cytotoxic T cells as well as generating important co-stimulatory signals & cytokines that further boost the immune system’s ability to combat cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC) in a pivotal Phase III trial called TACTI-004 (KEYNOTE-F91), as well as head and neck squamous cell carcinoma (HNSCC), soft tissue sarcoma, and breast cancer. Its favourable safety profile enables various combinations like with anti-PD-[L]1 immunotherapy, radiotherapy, and/or chemotherapy. This has been demonstrated across early-stage trials in NSCLC and HNSCC, which have laid the foundation for the larger randomized clinical trial in NSCLC. Efti has received Fast Track designation in first line HNSCC and in first line NSCLC from the United States Food and Drug Administration (FDA).

About Dr. Reddy’s:

Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, Dr. Reddy’s offers a portfolio of products and services including APIs, generics, branded generics, biosimilars, innovative drugs, and OTC. Our major therapeutic areas of focus are oncology, gastroenterology, cardiology, diabetology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, Dr. Reddy’s continues to plan and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com

About Immutep:

Immutep is a late-stage biotechnology company developing novel immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and its diversified product portfolio harnesses LAG-3’s ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Immutep Contacts:

Australian Investors/Media:

Eleanor Pearson, Sodali & Co.

+61 2 9066 4071; eleanor.pearson@sodali.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

Dr. Reddy’s Contacts: Media Relations: Priya K priyak@drreddys.com	Investors Relations: Aishwarya Sitharam aishwaryasitharam@drreddys.com